September 21, 2005


United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Lisa Haynes

Re:   PennFed Financial Services, Inc.
      Item 4.02 Form 8-K
      Filed September 7, 2005
      File No. 000-24040

Dear Ms. Haynes,

As discussed, per the September 12, 2005 letter from Amit Pande, we are preparing an amendment to our previously issued Form 8-K addressing comments from the SEC. Responses and requested information are as follows:

Response to Item 1. a.
In researching your comment requesting the date on which our new independent accountants informed us about the Statement of Cash Flow classification errors described in the second paragraph of the Form 8-K, we determined that it was in fact not the September 30, 2004 Form 10-Q which reflected the classification error but the December 31, 2004 Form 10-Q. We are, however, unable to provide a specific date as to when KPMG informed us of the accounting under SFAS 102 because, at the time of the filing of the December 31, 2004 Form 10-Q, the Company deemed the change to be a reclassification - not an error requiring restatement.

Response to Item 1. b.
With respect to how we  determined  that we were not required to file a Form 8-K
Item 4.02 - as indicated above, at the time of the filing of the December 31, 2004 Form 10-Q, the Company deemed the change to be a reclassification - not an error requiring restatement; accordingly, no Form 8-K to report the change was then required.

Response to Item 1. c.
With respect to the sequence of events, we will expand slightly the language in the previously filed Form 8-K to provide the reader a better explanation of events that occurred.

Changes to the previously filed Form 8-K
Within the second paragraph, references to the quarter ended September 30, 2004 will be changed to the quarter ended December 31, 2004.

At the end of the second paragraph, the following would be added:

At the time of the filing of the December 31, 2004 Form 10-Q, the Company deemed the change to be a reclassification - not an error requiring restatement; accordingly, no Form 8-K to report the change was then required.

      On August 31, 2005, in connection with the preparation of the June 30, 2005 Form 10-K, management revisited the reclassification item in discussions with D&T and KPMG LLP. Following these discussions, management concluded that restatement was appropriate. Management informed the Audit Committee of these discussions and its conclusion at the meeting of the Audit Committee on September 1, 2005.

At the end of the third paragraph, the following sentence will be deleted:

      Prior to the Audit Committee's making its decision to restate the 2004 and 2003 consolidated statements of cash flows, the Company's management discussed this matter with both KPMG LLP and Deloitte & Touche LLP.

Response to Item 2.
We advise you that the certifying officers have considered the effect of the errors on previous disclosures regarding internal controls and the effectiveness of disclosure controls and procedures as of the end of the period covered by our 2004 Form 10-K and Forms 10-Q for the periods ended December 31, 2004 and March 31, 2005. The certifying officers reiterate those certifications. The statement of cash flow classification error had no effect on our evaluation of disclosure controls and procedures as of June 30, 2005 because the error was corrected prior to that date.

Please do not hesitate to contact me if you need any further information.


Sincerely,

/s/ Claire M. Chadwick

Claire M. Chadwick
Executive Vice President and
Chief Financial Officer


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